

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Kazusa Aranami
Chief Executive Officer
BloomZ Inc.
Toyo Recording 1F, 4-5-19 Akasaka
Minato-ku, Tokyo 107-0052
Japan

      Re: BloomZ Inc.
          Amendment No. 2 to Registration Statement on Form F-1
          Filed March 20, 2024
          File No. 333-275223

Dear Kazusa Aranami:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

Amendment No. 2 to Form F-1 filed March 20, 2024

General

1.   We note that the size of the resale component is double the size of the primary offering. Please tell us why you are registering the resale offering at this time and how you determined the number of ordinary shares being registered in connection with the resale offering. Please also disclose the details of the transaction(s) in which the selling shareholders received the shares covered by the resale prospectus and the length of time the selling shareholders have held the shares, with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer, consistent with Question 612.09 of our Securities Act Rule Compliance and Disclosure Interpretations.

2. Revise to disclose the natural person(s) that exercise voting and/or dispositive power over the shares held by the entities listed on page Alt-3 and in the footnotes. Please also disclose whether any of the natural persons have had a material relationship with the company or any of its predecessors or affiliates within the past three years. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations.

Please contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li